r9 12/29


SEC MAIL
RECEIVED
PROCESSING
DEC 05 2005
WASH, D.C.
213
SECTION

SECURI



05044507

BB 12/28

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32374

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2004 (MM/DD/YY) AND ENDING 9/30/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MACARTHUR EQUITIES LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 BRANCH BROOK ROAD
(No. and Street)

WILTON (City) CT (State) 06897 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACT FINANCIAL SERVICES GROUP LLC
(Name – *if individual, state last, first, middle name*)

54 DANBURY RD. # 307 (Address) RidgeField (City) CT (State) 06877 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 12/29/05

OATH OR AFFIRMATION

I, IRA Hersh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MACARTHUR EQUITIES LTD, as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

My Commission expires 9/30/2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


PROCESSING
SECTION

MACARTHUR EQUITIES, LTD.

Financial Statements
and Supplemental Information

For the Year Ended September 30, 2005

BN

TABLE OF CONTENTS



ACT FINANCIAL SERVICES GROUP LLC   WWW.ACTCPA.COM

ACCOUNTING, CONSULTING & TAX

ALAN C. TACKMAN CPA
CRISTINA L. ANDREANA CPA

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
MacArthur Equities, Ltd.
Wilton, Connecticut

We have audited the accompanying balance sheet of MacArthur Equities, Ltd. (a Connecticut Corporation) as of September 30, 2005, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MacArthur Equities, Ltd., as of September 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ACT Financial Services Group LLC

ACT Financial Services Group LLC

November 16, 2005

Redding Office: 203-938-5010 E-MAIL: alan@actcpa.com
Stamford Office: 203-327-5010 E-MAIL: cristina@actcpa.com
Fax Number: 203-548-9207

Mailing Address
54 Danbury Road #307
Ridgefield, CT 06877

MACARTHUR EQUITIES, LTD.

BALANCE SHEET

September 30, 2005

ASSETS

CURRENT ASSETS	
Cash	$ 1,093
Prepaid expenses	1,869
Deferred tax asset	550
TOTAL CURRENT ASSETS	3,512
FIXED ASSETS	
Furniture and fixtures	13,798
Less accumulated depreciation	(10,873)
FIXED ASSETS-NET	2,925
OTHER ASSETS	
Investments	48,165
TOTAL ASSETS	$54,602

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
State Taxes payable	$ 250
TOTAL CURRENT LIABILITIES	250
STOCKHOLDER'S EQUITY	
Common stock, no par value, $1 stated value 5,000 shares authorized, 1,000 shares issued and outstanding	1,000
Paid-in capital	70,400
Accumulated deficit	(17,048)
TOTAL STOCKHOLDER'S EQUITY	54,352
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$54,602

The accompanying notes are an integral part of these statements.

MACARTHUR EQUITIES, LTD.

STATEMENT OF INCOME

For the Year Ended September 30, 2005

REVENUES	
Fee Income	$633,923
Interest income	255
TOTAL REVENUE	634,178
EXPENSES	
Salaries	437,534
Payroll taxes	29,120
Office expense	21,532
Per diem consultants	5,521
Accounting	1,750
Outside services	19,459
Dues and subscriptions	8,116
Registration fees	805
Insurance	22,147
Medical reimbursement plan	20,122
Auto expense	12,790
Travel and entertainment	15,018
Profit sharing plan	30,000
Seminars	1,675
Postage	1,933
Telephone	7,054
Depreciation	3,126
TOTAL EXPENSES	637,702
NET OPERATING INCOME (LOSS)	(3,524)
OTHER INCOME	
Unrealized gain on investments	19,265
NET INCOME BEFORE PROVISION FOR INCOME TAXES	15,741
Provision for Income taxes	250
NET INCOME	$ 15,491

The accompanying notes are an integral part of these statements.

MACARTHUR EQUITIES, LTD.

STATEMENT OF STOCKHOLDER'S EQUITY

For the Year Ended September 30, 2005

	Common Stock	Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE – SEPTEMBER 30, 2004	$1,000	$70,400	$(32,539)	$38,861
Net Income	–	–	15,491	15,491
BALANCE – SEPTEMBER 30, 2005	$1,000	$70,400	$(17,048)	$54,352

The accompanying notes are an integral part of these statements.

MACARTHUR EQUITIES, LTD.

STATEMENT OF CASH FLOWS

For the Year Ended September 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$15,491
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,126
Increase in Investments	(19,265)
Increase in taxes payable	100
Decrease in deferred assets	252
Decrease in prepaid expenses	1797
TOTAL ADJUSTMENTS	(13,990)
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,501
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of fixed assets	2,135
Purchase of Securities	4,500
NET CASH USED BY INVESTING ACTIVITIES	6,635
NET (DECREASE) IN CASH	(5,134)
CASH – BEGINNING IN YEAR	6,227
CASH – END OF YEAR	1,093
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Income taxes	$ 150

The accompanying notes are an integral part of these statements.

MACARTHUR EQUITIES, LTD.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended September 30, 2005

Note A – Summary of Significant Accounting Policies

Nature of Activities

The Company was organized in the State of Connecticut on May 31, 1984, for the purpose of being a registered securities broker-dealer, and provides tax planning and related services.

Basis of Accounting

Income and expenses are recorded on the accrual method of accounting in accordance with generally accepted accounting principles. Tax returns are filed on the cash basis of accounting.

Depreciation

The Company depreciates its furniture, fixtures and equipment on an accelerated method over their useful lives which range from five to seven years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

The company considers all highly liquid investments purchased with a maturity of one month or less to be cash equivalents.

Note B – Investments

Represents securities held for investment. Approximately 15% of which are currently restricted shares. The fair market value at September 30, 2005 includes an unrealized gain of $19,265 which has been recognized in the financial statements.

Note C – Income Taxes

The Company's provision for federal and state income taxes for the year ended September 30, 2005 is as follows:

	Federal	State	Total
Current	$ 0	$250	$250

At September 30, 2005, the Company had a remaining federal net operating loss carry-forward of $543.

Note D – Profit Sharing Plan

The Company has a defined contribution profit sharing plan for all employees. The contribution expense for the year was $30,000.

Note E – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital rule (Rule 15c3-1) which requires the maintenance of specified minimum net capital and requires specific ratios of aggregate indebtedness to net capital. The Company was in compliance with these requirements at September 30, 2005.

Note F – Exemption from Rule 15c3-3

The Company is exempt from certain provisions of rule 15c3-3 of the SEC since it does not hold funds or securities of customers.

SUPPLEMENTAL INFORMATION

MACARTHUR EQUITIES, LTD.

COMPUTATION OF NET CAPITAL

September 30, 2005

NET CAPITAL COMPUTATION	
Stockholder's equity	$54,352
Less non-allowable assets	(5,344)
Less restricted securities	(7,225)
NET CAPITAL	41,783
Aggregate Indebtedness	0
Minimum net capital required	5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$36,783

RECONCILIATION WITH COMPANY'S COMPUTATION-
(Included in Part IIA of Form X-17A-5 as of September 30, 2004)

Net capital reported in Unaudited Focus Report	$42,033
Net audit adjustments	(250)
NET CAPITAL PER ABOVE	$41,783

See Independent Auditor's Report


ACT
CPA

ACT FINANCIAL SERVICES GROUP LLC
WWW.ACTCPA.COM

ACCOUNTING, CONSULTING & TAX

ALAN C. TACKMAN CPA
CRISTINA L. ANDREANA CPA

Board of Directors and Stockholder
MacArthur Equities, Ltd.
Wilton, Connecticut

In planning and performing our audit of the financial statements and supplemental schedule of MacArthur Equities, Ltd., for the year ended September 30, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by MacArthur Equities, Ltd., including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

Redding Office: 203-938-5010 E-MAIL: alan@actcpa.com
Stamford Office: 203-327-5010 E-MAIL: cristina@actcpa.com
Fax Number: 203-548-9207

Mailing Address
54 Danbury Road #307
Ridgefield, CT 06877

MacArthur Equities, Ltd.
Continued from prior page

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

ACT Financial Services Group LLC

ACT Financial Services Group LLC
Certified Public Accountants

November 16, 2005